MAIL STOP 3561

March 14, 2008

Mr. Gerald Lau, President and CEO
Biopack Environmental Solutions, Inc.
18/F Metroplaza Tower II
223 Hing Fong Road,
Kwai Chung, New Territories
Hong Kong

> **Re: Biopack Environmental Solutions, Inc.**
> **Form 10- QSB for the Fiscal Quarter ended March 31, 2007**
> **Filed May 21, 2007**
> **File No. 000-29981**

Dear Mr Lau:

We issued comments to you on the above captioned filing(s) on January 3, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 28, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 28, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

CC: Clark Wilson LLP
    Fax: 604.687.6314